September 9, 2025

Tyler Winklevoss
Chief Executive Officer
Gemini Space Station, Inc.
600 Third Avenue, 2nd Floor
New York, NY 10016

       Re: Gemini Space Station, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed September 9, 2025
           File No. 333-289665
Dear Tyler Winklevoss:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1
Prospectus Summary
Recent Developments
Collaboration Agreement and Concurrent Private Placement, page 6

1. We note that Nasdaq has agreed to purchase $50 million of your Class A common stock in a private placement in connection with the offering. Please consider including risk factor disclosure regarding any conflicts of interest, regulatory risks and governance risks to the extent material. In this regard, please tell us, with a view toward disclosure, whether Nasdaq has participated in a private placement concurrent with the IPO of a company listing on the exchange before, and whether the novelty of this relationship creates additional uncertainty and risk.
2. We note that on September 8, 2025, you entered into a definitive term sheet relating to your prospective collaboration agreement with Nasdaq. To the extent this term sheet
 September 9, 2025
Page 2

       contains binding provisions that are material to you, please describe in greater detail the material terms of the term sheet and include quantified disclosure thereof, as applicable. Please also disclose any material risks related to this arrangement (e.g., conflicts of interest, etc.).
Ripple Cobranded Card, page 6

3. To the extent material to your business, please disclose the material terms of any agreement, arrangement, or understanding you have with Ripple in connection with the Ripple co-branded credit card, which you disclose that you launched on August
       25, 2025. Also, please file any documents memorializing the same as exhibits, if required by Item 601 of Regulation S-K. Please also balance your disclosure in this section. In that regard, we note your disclosure on page 103 that Card Sign-Ups should be evaluated together with Cards Issued, transaction volume, and related receivables to provide a comprehensive view of card program performance. Please contact Kate Tillan at 202-551-3604 or Robert Telewicz at
202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Irene Paik at 202-551-6553 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Ryan J. Dzierniejko